June 19, 2006
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Zafar Hasan

Re:	XenoPort, Inc.
Form S-1 Registration Statement (File No. 333-134791)
Ladies and Gentlemen:
The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-134791) to become effective at 3:00 p.m., Eastern Time on June 21, 2006 or as soon thereafter as practicable.
The undersigned registrant acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
XenoPort, Inc.

By:	/s/ Ronald W. Barrett

Ronald W. Barrett
Chief Executive Officer

cc:	William J. Rieflin, President
Suzanne Sawochka Hooper, Esq.